Buenos Aires, April 29, 2024

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: General Ordinary and Extraordinary Shareholder´s Meeting dated as of April 29, 2024.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos (“ByMA”) and the National Securities Commission (“Comisión Navcional de Valores” or "CNV"), in my capacity as Responsible for Market Relations of Pampa Energía S.A.  (de “Company”) in accordance with article 4, Chapter II, Title II of the CNV Regulations and article 79 of the ByMA Listing Regulation.

To this regard, below is a summary of the resolutions adopted by the Company’ Ordinary and Extraordinary General Shareholders Meeting that took place on April 29, 2024 (hereinafter the “Shareholders Meeting”), which was virtually held under the terms of article 30 of the Bylaws:

Item 1: The Shareholders Meeting, by a majority equivalent to 99.97% of the computable votes resolved to appoint the representatives of the shareholders Fondo de Garantía de Sustentabilidad in charge of the Administración Nacional de la Seguridad Social (“ANSES”) and JP Morgan Chase Bank – ADR (“JPM”) to sign the minute of the Shareholders Meeting.

Item 2: The Shareholders Meeting, by a majority equivalent to 99.97% of the computable votes resolved: (i) that the Reading of the documents be omitted due to the fact that it is known by all shareholders for it was at their disposal with due time prior to this Shareholders Meeting and within the regulatory timeframe; and (ii) to approve the Consolidated Financial Statement for the fiscal year ended December 31, 2023 that include the Company’s Statements of Financial Position, of Comprehensive Income, of Changes in Shareholders’ Equity and of Cash Flows, Notes to the Financial Statements, Independent Auditor’s Report, Statutory Audit Committee Report, Annual Report and Corporate Governance Code Compliance Report, the Informative Summary as required by the Argentine Securities Commission Rules, Auditors report and Supervisory Committee report and the Individual Financial Statement for the fiscal year ended December 31, 2023 that include the Company’s Statements of Financial Position, of Comprehensive Income, of Changes in Shareholders’ Equity and of Cash Flows, Notes to the Financial Statements, the Informative Summary as required by the Argentine Securities Commission Rules, authorizing the Board of Directors to make any modifications that the supervisory bodies could require as long as those modifications are not objected by the Supervisory Committee or the signing accountant.

Item 3: The Shareholders Meeting, considering that the fiscal year shows profits of Ps. 34,488 million which, in addition to the currency exchange differences, the retained earnings amounted to a gain of Ps. 180,627 million as of December 31, 2023, by a majority equivalent to 99.97% of the computable votes resolved to (i) release Ps. 539 million from the statutory reserve since it exceeded the legal limit of 20% of the capital stock and; to (ii) allocate Ps. 180,627 million to set up a voluntary reserve.

Item 4: The Shareholders Meeting, by a majority equivalent to 99.97% of the computable votes resolved to approve the actions taken by the Board of Directors and the members of the Supervisory Committee in the fiscal year ended December 31, 2023.

Item 5: The Shareholders Meeting, by a majority equivalent to (A) 96.57% of the computable votes resolved to approve the remuneration of Ps. 15,024,112,293.75 to be paid to the Board of Directors; (B) by the majority equivalent to 96.63%, resolved to approve the remuneration of Ps. 20,401,872 to be paid to the Supervisory Committee for the fiscal year ended December 31, 2023; and (C) by a majority equivalent to 96.57%, resolved to authorize an advance payment of fees to the Directors and the Supervisory Committee until such time as the financial statements for the year ending December 31, 2023 are considered by the Shareholder’s Meeting.

Item 6: The Shareholders Meeting, by a majority equivalent to 99.97% of the computable votes resolved to approve the fees payable to the certifying accountant for works performed in the fiscal year ended December 31, 2023 for Ps. 381,553,189, including fees for the SOX 404 certification required by the U.S. Securities and Exchange Commission.

Item 7: The Shareholders Meeting, by a majority equivalent to 96.74% of the computable votes resolved to approve (i) the re-election of Mr. Marcos Marcelo Mindlin as regular director and President of the Company, Mr. Damián Miguel Mindlin and Ms. María Carolina Sigwald as regular directors, and Mr. Mauricio Penta and Ms. Clarisa Vittone as alternate directors, maintaining the non-independent status for Mr. Marcos Marcelo Mindlin, Mr. Damián Miguel Mindlin, Ms. María Carolina Sigwald, and Mr. Mauricio Penta, and the independent status for Ms. Clarisa Vittone; (ii) the appointment of Ms. Julia Pomares in replacement of Mr. Darío Epstein, and Lucas S. Amado in replacement of Ms. María Renata Scafati as independent regular directors; and (iii) the appointment of Ms. María Vazquez in replacement of Ms. Diana Mondino, and Veronica Cheja in replacement of Ms. Emilse Juárez as independent alternate directors. The appointments mentioned in points (i) and (ii) above will be for a term of 3 fiscal years, with their respective mandates expiring on December 31, 2026, and those mentioned in point (iii) above will remain in office until the expiration of the mandates of the corresponding resigning directors.

Item 8: The Shareholders Meeting, by a majority equivalent to 66.78% of the computable votes resolved to approve (i) the renewal the mandates of Mr. José Daniel Abelovich and Mr. Germán Wetzler Malbrán as regular and alternate member of the Supervisory Committee, respectively; (ii) the appointment of Mr. Tomás Arnaude and Roberto Antonio Lizondo as a regular member of the Supervisory Committee; and (iii) the appointment of Mr. Martín Fernández Dussaut as alternate member of the supervisory committee, the latter together with Mr. Wetzler Malbran and Ms. Noemí Cohn.

Item 9: The Shareholders Meeting, by a majority equivalent to 99.97% of the computable votes resolved to appoint Price Waterhouse & Co. S.R.L., member of PriceWaterhouseCoopers, appointing Mr. Carlos Martín Barbafina as certifying accountant, and Mr. Fernando Rodríguez and Mr. Ezequiel Mirazón as alternate certifying accountants for the fiscal year ended December 31, 2024.

Item 10: The Shareholders Meeting, by a majority equivalent to 99.96% of the computable votes resolved to postpone the resolution regarding the approval of fees payable to the independent auditor for the fiscal year ending December 31, 2024, until the next annual Shareholders’ Meeting.

Item 11: The Shareholders Meeting, by a majority equivalent to 99.97% of the computable votes resolved to approve that the Audit Committee’s budget for the fiscal year 2024 amount to Ps. 9,500,000.

Item 12: The Shareholders Meeting, by a majority equivalent to 99.97% of the computable votes resolved to (i) approve the reorganization process consisting of the split of Comercializadora e Inversora S.A. (“CISA”) and the subsequent merger of CISA´s split assets into the Company, on one hand, and into Generación Argentina S.A., on the other hand (“GASA”, and together with the Company, the “Absorbing Companies”), pursuant to Sections 82 et. seq. of the General Companies Law and Section 80 et seq. of the Income Tax Law (as restated in 2019) (the “Split-Merger” or the “Reorganization Process”, indistinctly), under the terms and conditios described in the preliminary merger agreement and in the merger prospectus approved by the Board on November 8, 2023 , establishing January 1st, 2024, as the Reorganization Process effective date (the “Effective Date”); (ii) record that from the date of approval of the Reorganization Process by the Shareholder’s meeting of CISA and the Absorbing Companies, and until the registration of the definitive merger agreement in the corresponding public registries, the Board of the Company shall assume CISA´s administration, thereby suspending its respective management bodies, in accordance with Section 84 of the General Companies Law; (iii) omit the reading of the documents under consideration, as they have been previously and formally made available to the Shareholders with adequate advance notice and within the prescribed regulatory deadlines; (iv) approve, as presented by the Board and made available to the Shareholders, the Special Balance Sheet of Merger of the Company as of December 31, 2023 (which coincides with the Financial Statements as of December 31, 2023 approved in the second item herein) and the Consolidated Balance Sheet of Merger as of December 31, 2023, together with the relevant independent auditor’s report and reports issued by the Supervisory Committee, as well as the preliminary merger agreement; (v) record that (a) it won´t be necessary to establish the exchange ratio provided in Section 83 of the General Companies Law, since CISA is directly and indirectly controlled by the Company, hence it won´t be necessary to increase the Company’s capital stock; and (b) it is not necessary to amend Section IV of the Company’s bylaws since the main activities carried out by CISA are already contemplated therein; (vi) authorize the Board to accept any formal amendments to the documents under considerations that may be required by the respective regulatory bodies, provided that such amendments are not objected by the Supervisory Committee or the certifying accountant; and (vii) delegate on the regular directors Marcos Marcelo Mindlin, Gustavo Mariani, Damian Miguel Mindlin, Ricardo Alejandro Torres, and/or María Carolina Sigwald, all faculties needed so that any of them, individually and interchangeably, may agree and execute the definitive merger agreement on behalf and in representation of the Company.

Item 13: The Shareholders Meeting, by a majority equivalent to 99.95% of the computable votes resolved to approve the issuance, under the Notes Program for a nominal amount of up to US$1.400.000.000 (the “Notes Program”), of Notes Convertible into shares and/or ADRs for up to US$ 400,000,000 (U.S. Dollars four hundred million) (or the equivalent thereof in other currencies) (the Convertible Notes”), to be issued in one or more classes and/or series, and approve that such issuance shall only occur provided that the quoted price of the Company’s American Depositary Shares (“ADRs”) amounts to not less than US$ 50 per ADR at the time the decision to issue the notes is adopted by the Board. In the event the Convertible Notes are issued, holders shall have an option to convert their Notes into ordinary shares and/or ADRs of the Company at a conversion value to be determined by the Board of Directors, which shall not be less than the quoted price of the ADR at the time the Convertible Notes are issued plus a conversion premium of at least 20%. Also, given that the issuance of Convertible Notes involves a simultaneous decision to increase the capital stock as necessary to meet future conversion requests, a proposal will be made for the Meeting of Shareholders to approve the capital increase and the corresponding authorization to issue shares to such an extent as may be necessary to meet requests for the conversion of notes. Any ordinary shares to be issued as a result of such conversion shall be entitled to dividends as from the date the respective conversion right is exercised.

Item 14: The Shareholders Meeting, by a majority equivalent to 99.96% of the computable votes resolved to delegate on the Board ample powers to (i) determine all the terms and conditions of the Convertible Notes (including, without limitation, the time, price, form and terms of payment of the Convertible Notes, currency and use of proceeds), the Board being also able to modify the terms and conditions approved by the Meeting, other than the maximum amount approved, within the guidelines and limits established by the Meeting in relation to the Convertible Notes; (ii) without any subsequent ratification by a Meeting of Shareholders, approve, enter into, execute and/or subscribe any agreement, contract, document, instrument and/or security in relation to the Convertible Notes including a firm placement agreement with a broker; (iii) file or conduct any applications, proceedings and/or steps with the Argentine Securities Commission and/or Mercado de Valores, the Buenos Aires Stock Exchange, Mercado Abierto Electrónico, the Securities and Exchange Commission or other stock exchanges or securities markets, as determined from time to time by the Board of Directors or any persons authorized by the Board of Directors in relation to the Convertible Notes; and (iv) subdelegate to one or more of its members and/or one or more persons designated by them from time to time all the powers and authority referred to in items (i) to (iii) above. Also, the Board of Directors unanimously resolves to propose to the Meeting of Shareholders that an application be submitted to the Argentine Securities Commission for the authorization of public offering of the new shares to be issued in accordance with and subject to the exercise of conversion rights, and that application be made for the listing thereof on Mercado de Valores de Buenos Aires S.A. and the New York Stock Exchange, all in accordance with applicable regulations and subject to the exercise of the conversion of any convertible notes that might be issued by the Company; and that the Board of Directors be delegated the necessary powers to implement the capital increase and the application for the authorization of public offering and listing of the shares to be issued.

Item 15: The Shareholders Meeting, by a majority equivalent to 68.69% of the total share capital resolved to, in relation to the subscription of any convertible notes that the Company might issue in the future, approve (i) the suppression of accretion and first-refusal rights under section 12, last paragraph, of the Negotiable Obligations Law.

Item 16: Upon the approval of Item 15 with the requisite majorities, the Shareholders Meeting, by a majority equivalent to 99.97% of the share capital resolved to abstain from further deliberation on the present matter.

Item 17: The Shareholders Meeting, by a majority equivalent to 99.97% of the computable votes resolved to grant the relevant authorizations to María Carolina Sigwald, Gerardo Carlos Paz, María Agustina Montes, Maite Zornoza, Juan Manuel Recio, Camila Mindlin, Katia Natalia Szischik, Diego Alexi Vaca Diez Eguez, Luis Agustín León Longombardo, María José Maure Bruno, María Victoria Ritondale, Sofia Lara Pellizzaro Arena, Martín Ezequiel Gardella, Paula María Devotto, Fabiana Marcela Vidal, Alejandra Paulina Brasesco, Fernando Nicolás Villarruel, Rodolfo María Peralta, Mauricio Penta, Martín García Arango, Fernando Rizzi, and/or Vanesa Russo to register the resolutions adopted by the Shareholders’ Meeting and to carry out such other dealings as may be necessary before the relevant entities.

Sincerely.

María Agustina Montes

Head of Market Relations